SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,962,790 Net interest income 1,814,028 Loans and accounts receivables from customers and banks, net 40,697,101 Net fee and commission income 472,232 Loans and accounts receivables from customers at fair value, net 720,287 Result from financial operations 247,196 Financial instruments 11,041,384 Total operating income 2,533,456 Financial derivative contracts 15,131,170 Provision for loan losses (478,992) Other asset ítems 6,977,282 Support expenses (773,438) Total assets 76,530,014 Other results (54,181) Income before tax 1,226,845 Principal liabilities MCh$ Income tax expense (221,166) Deposits and other demand liabilities 13,856,519 Net income for the period 1,005,679 Time deposits and other time liabilities 20,279,671 Issued debt and regulatory capital instruments 9,290,776 Attributable to: Financial derivative contracts 15,285,200 Equity holders of the Bank 980,092 Other liabilities ítems 12,707,255 Non-controlling interest 25,587 Total equity 5,110,593 Total liabilities and Equity 76,530,014 Equity attributable to: Equity holders of the Bank 4,936,875 Non-controlling interest 173,718 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of October 31, 2026 The principal balances and results accumulated for the period ending October 2026 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Octubre de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Octubre de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.962.790
Créditos y cuentas por cobrar a clientes y bancos	40.697.101
Créditos y cuentas por cobrar a clientes a valor razonable	720.287
Instrumentos financieros	11.041.384
Contratos de derivados financieros	15.131.170
Otros rubros del activo	6.977.282
Total Activos	**76.530.014**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.856.519
Depósitos y otras captaciones a plazo	20.279.671
Instrumentos de deuda y capital regulatorio emitidos	9.290.776
Contratos de derivados financieros	15.285.200
Otros rubros del pasivo	12.707.255
Total patrimonio	5.110.593
Total Pasivos y Patrimonio	**76.530.014**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.936.875
Interés no controlador	173.718

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.814.028
Ingresos netos de comisiones	472.232
Resultado de operaciones financieras	247.196
Total ingresos operacionales	**2.533.456**
Gasto de pérdidas crediticias	(478.992)
Gastos de apoyo	(773.438)
Otros resultados	(54.181)
Resultado antes de impuesto	**1.226.845**
Impuesto a la renta	(221.166)
Utilidad consolidada del periodo	**1.005.679**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	980.092
Interés no controlador	25.587

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?